RENNOVA HEALTH, INC.

400 South Australian Avenue, Suite 800

West Palm Beach, Florida 33401

(561) 855-1626

July 12, 2016

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Rennova Health, Inc. Withdrawal of Acceleration Request Registration Statement on Form S-1 File No. 333-211515

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 11, 2016, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, July 12, 2016, at 5:00  p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date.

Please call J. Thomas Cookson at Akerman LLP at (305) 982-5560 as soon as the Registration Statement has been declared effective.

Thank you for your courtesy and cooperation.

Sincerely,

/s/ Seamus Lagan

Seamus Lagan

President and Chief Executive Officer

Cc:       Gabriel Eckstein (Securities and Exchange Commission)